FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

 EXHIBITS

Exhibit 1	Confirmation of information relating to TransAlta Corporation’s annual meeting of shareholders, as filed by CIBC Mellon Trust with SEDAR on February 4, 2003.

February 4, 2003

Montreal Stock Exchange

Toronto Stock Exchange

TSX Venture Exchange

B.C. Securities Commissions

Securities Division - Newfoundland

The Office of the Administrator of Securities

Nova Scotia Securities Commission

Saskatchewan Securities Commission Ontario Securities Commission Alberta Securities Commission Manitoba Securities Commission Quebec Securities Commission

Dear Sirs:

RE:

TransAlta Corporation

Annual Meeting of Shareholders

On behalf of our principal, TransAlta Corporation, we wish to confirm the following dates regarding their Annual General Meeting of Shareholders:

DATE OF MEETING	April 30, 2003
RECORD DATE FOR NOTICE:	March 14, 2003
RECORD DATE FOR VOTING:	March 14, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 14, 2003
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	Yes

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Sandra Evans

Associate Manager

Corporate Services

(403) 232-2416

cc:

TransAlta Corporation

Attention:   Stephanie Labowka

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: February 5, 2003